10 April 2008

Mr James Gerraty
Australian Stock Exchange Limited
Melbourne [redacted]

Fax: 03 9614 0303

Tabcorp

Tabcorp Holdings Limited

5 Bowen Crescent
Melbourne VIC
Australia 3004

GPO Box 1943
Melbourne VIC
Australia 3001

Tel 61 3 9868 2100
Fax 61 3 9868 2300

www.tabcorp.com.au
ABN 66 063 780 709

Dear Mr Gerraty

Request for Trading Halt

Tabcorp Holdings Limited (***Tabcorp***) confirms its request that ASX grants a trading halt in respect of Tabcorp's ordinary shares.
In accordance with Listing Rule 17.1, I advise that:

(a) Tabcorp is seeking the trading halt pending the making of an announcement to the market regarding the restructure of the gaming industry following an announcement by the State government in relation to this issue;

(b) Tabcorp wishes the trading halt to last until such time as it is in a position to make an announcement to the market concerning those developments and, in any event, the trading halt will not last beyond the commencement of trading on 14 April 2008; and

(c) Tabcorp is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Kerry Willcock
Executive General Manager
Corporate & Legal